EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Registration Statement on Form S-1 filed pursuant to Rule 415 of Tenax Therapeutics, Inc. and subsidiaries (the “Company”) of our report dated March 29, 2022, with respect to the consolidated balance sheets of the Company as of December 31, 2021 and 2020, and of the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes, included in this Registration Statement. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ Cherry Bekaert LLP

Raleigh, North Carolina

February 2, 2023